UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-692

NorthWestern Corporation

(Exact name of registrant as specified in its charter)

125 S. Dakota Avenue, Sioux Falls, SD 57104 Tel: (605) 978-2908

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 1 2g-4(a)(1)(i) Rule 1 2g-4(a)(1)(ii) Rule 1 2g-4(a)(2)(i) Rule 1 2g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 1 2h-3(b)(1)(i) Rule 1 2h-3(b)(1)(ii) Rule 1 2h-3(b)(2)(i) Rule 1 2h-3(b)(2)(ii) Rule 15d-6
Approximate number of holders of record as of the certification or notice date:		None

Pursuant to the requirements of the Securities Exchange Act of 1934, NorthWestern Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

________________________________________
Date: September 7, 2006	By:	Thomas J. Knapp
Vice President, General Counsel and Corporate Secretary